UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13G

Under the Securities Exchange Act of 1934
(Amendment No. 4)*
Scorpio Tankers Inc.
(Name of Issuer)
Common Stock, $0.01 par value
(Title of Class of Securities)
Y7542C106
(CUSIP Number)
December 31, 2014
(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

[X]       Rule 13d-1(b)
[ ]       Rule 13d-1(c)
[ ]       Rule 13d-1(d)

*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP NO. Y7542C106

1.	Names of Reporting Person I.R.S. Identification Nos. of Above Persons (entities only)		Kensico Capital Management Corp. 13-4079277
2.	Check the Appropriate Box if a Member of a Group		(a) [ ] (b) [ ]
3.	SEC Use Only
4.	Citizenship or Place of Organization		Delaware
Number of Shares Beneficially Owned by Each Reporting Person With		5.	Sole Voting Power	-0-
		6.	Shared Voting Power	290,000
		7.	Sole Dispositive Power	-0-
		8.	Shared Dispositive Power	290,000
9.	Aggregate Amount Beneficially Owned by Each Reporting Person		290,000
10.	Check Box if the Aggregate Amount in Row (9) Excludes Certain Shares		[ ]
11.	Percent of Class Represented by Amount in Row (9)		0.2%
12.	Type of Reporting Person		CO, IA

CUSIP NO. Y7542C106

1.	Names of Reporting Person I.R.S. Identification Nos. of Above Persons (entities only)		Michael B. Lowenstein
2.	Check the Appropriate Box if a Member of a Group		(a) [ ] (b) [ ]
3.	SEC Use Only
4.	Citizenship or Place of Organization		United States
Number of Shares Beneficially Owned by Each Reporting Person With		5.	Sole Voting Power	-0-
		6.	Shared Voting Power	290,000
		7.	Sole Dispositive Power	-0-
		8.	Shared Dispositive Power	290,000
9.	Aggregate Amount Beneficially Owned by Each Reporting Person		290,000
10.	Check Box if the Aggregate Amount in Row (9) Excludes Certain Shares		[ ]
11.	Percent of Class Represented by Amount in Row (9)		0.2%
12.	Type of Reporting Person		IN, HC

CUSIP NO. Y7542C106

1.	Names of Reporting Person I.R.S. Identification Nos. of Above Persons (entities only)		Thomas J. Coleman
2.	Check the Appropriate Box if a Member of a Group		(a) [ ] (b) [ ]
3.	SEC Use Only
4.	Citizenship or Place of Organization		United States
Number of Shares Beneficially Owned by Each Reporting Person With		5.	Sole Voting Power	-0-
		6.	Shared Voting Power	290,000
		7.	Sole Dispositive Power	-0-
		8.	Shared Dispositive Power	290,000
9.	Aggregate Amount Beneficially Owned by Each Reporting Person		290,000
10.	Check Box if the Aggregate Amount in Row (9) Excludes Certain Shares		[ ]
11.	Percent of Class Represented by Amount in Row (9)		0.2%
12.	Type of Reporting Person		IN, HC

CUSIP NO. Y7542C106

Amendment No. 4 to Schedule 13G (Final Amendment)

Reference is hereby made to the statement on Schedule 13G filed with the Commission on behalf of the Reporting Persons with respect to the Common Stock of the Issuer on November 24, 2010, Amendment No. 1 thereto filed on February 13, 2012, Amendment No. 2 thereto filed on February 13, 2013 and Amendment No. 3 thereto filed on February 13, 2014 (as so amended, the "Schedule 13G").  Terms defined in the Schedule 13G are used herein as so defined.

The following items of the Schedule 13G are hereby amended and restated as follows:

Item 4.  Ownership.

(a) through (c):

The information set forth in Items 5 through 9 and 11 of the cover pages to this Amendment No. 4 to Schedule 13G is incorporated herein by reference.  Ownership is stated as of December 31, 2014 and percentage ownership is based on 163,586,411 shares of Common Stock outstanding as of November 12, 2014 as reported in the Issuer’s Report on Form 6-K for the Month of November 2014 filed with the Securities and Exchange Commission on November 12, 2014.

Item 5.  Ownership of Five Percent or Less of a Class.

If this statement is being filed to report the fact that the Reporting Persons have ceased to be beneficial owners of more than five percent of the Common Stock, check the following:  [X]

CUSIP NO. Y7542C106

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated:  February 13, 2015

KENSICO CAPITAL MANAGEMENT CORP.
By:	/s/ Michael B. Lowenstein
Name: Michael B. Lowenstein, Authorized Signatory
MICHAEL B. LOWENSTEIN /s/ Michael B. Lowenstein
THOMAS J. COLEMAN /s/ Thomas J. Coleman